RCM Engineering, Inc.




March 9,2011
Regent Natural Resources Co.
c/o Mr. David Nelson
5646 Milton, Suite 722
Dallas, TX 75206





Re:         Total Proven Reserves Evaluation
            Regent Natural Resources Co.
            Hill County, Texas
            Effective January 1, 2011




Gentlemen:

In accordance with your request, we have prepared estimates, as of January 1, 2011 of the extent and value of the Total Proven Reserves attributable to Regent Natural Resources Co.'s interests in the referenced properties.

This report includes projections of the Proven Reserves and associated revenues net to the company. The following tables summarizes the Gross and Net Reserves and Future Cumulative Cash Flows both undiscounted and discounted at 10% prior to the effects of Federal Income Tax.


                        Proven       Proven        Proven
                       Producing  Non-Producing  Undeveloped      Total
                       ---------  -------------  -----------    --------
Gross:
Oil, Bbls                11,290         12,350       82,050      105,690
Gas,MCF                       0              0            0            0

Net:
Oil, Bbls                 8,470          9,260       61,530       79,260
Gas,MCF                       0              0            0            0

Future Net
Revenues:              $405,160       $418,050   $3,026,490   $3,849,700

Disc. Future
Net Rev.:              $270,260       $116,960   $1,840,820   $2,228,040



Regent Natural Resources Co.
March 1,2011
Page 2


Remaining reserves fall into these basic classifications - Proven, Producing; Proven, Non-Producing; Proven, Undeveloped; Probable and Possible. Proven, Producing Reserves are defined as wells with sufficient production history and offset production history to allow decline curve analysis to temper volumetric reserve determination. Proven, Non-Producing Reserves are defined as reserves which have been drilled and cased but are presently behind pipe, or shut-in. Proven, Undeveloped Reserves refer to zones -usually undrilled- with sufficient data available from offset well control to allow prediction of performance within an accepted tolerance. Probable Reserves refer to undrilled zones which can be correlated to Proven, Undeveloped Reserves but have not been tested. Possible Reserves refer to undrilled zones which exist in the area, but cannot be correlated to any known producing wells.

Future net revenues were determined by deduction from future gross revenues such items as estimated ad valorem taxes, severance taxes, windfall profit taxes, transportation costs, and current normal operating and development costs. Development costs are those required to drill and complete wells on undeveloped locations and the costs to recomplete in zones which are behind pipe in existing wells. Lease operating costs were provided to RCM Engineering, Inc. by Regent Natural Resources Co. and oil prices were initially set at $71.58 per barrel and held constant for the life of the properties. Lease operating costs and all other workover and/or drilling costs have also been held constant for the life of the properties. The reserves included herein have been estimated from initial flow tests, present production data, and decline curves. These techniques have limited accuracy and possess a certain degree of uncertainty particularly in the early stages of production. Accordingly, please note that the accuracy of any reserve estimate is solely a function of engineering interpretation and judgment and should be accepted with the understanding that future production and other events subsequent to this report could justify revision of these reserve estimates.

All well production and expense data was furnished by Regent Natural Resources Co. and was assumed to be accurate and correct. RCM Engineering, Inc. personnel have not conducted production tests or on-site inspections of the wells or production equipment. Production data was checked against data obtained from Railroad Commission of Texas records if available. The values utilized herein do not necessarily represent fair market value since this can only be determined by the inter-dealings between a willing buyer and a willing seller. All work notes used in this appraisal have been retained for review.

Regent Natural Resources Co.
March 1,2011
Page 3


We hereby confirm that we are an independent consulting firm and that neither this firm nor any of its employees, members, officers Of directors has acquired, or is committed to acquire, any interest, directly or indirectly, in the properties covered by this report.


Respectfully submitted,
Richard C. McPherson
P.E. #47084